DUN RITE GAMES, INC.

FINANCIAL STATEMENTS

December 31, 2017

(Unaudited)

MOUNTAIN VIEW, ARKANSAS

DUN RITE GAMES, INC.

TABLE OF CONTENTS



PPA, LLP

Performance with a Purpose in Accounting

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Dun Rite Games, Inc.
Mountain View, Arkansas

We have reviewed the accompanying financial statements of Dun Rite Games, Inc. (an S corporation), which comprise the balance sheet as of December 31, 2017, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

PPA, LLP
June 13, 2018

1

DUN RITE GAMES, INC.
Mountain View, Arkansas

BALANCE SHEET
FOR THE YEAR ENDING DECEMBER 31, 2017

ASSETS

	2017
CURRENT ASSETS	
Cash	$ -
Total current assets	-
NON-CURRENT ASSETS	
Construction in progress	8,215
Organizational costs	1,159
Total non-current assets	9,374
TOTAL ASSETS	$ 9,374

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Loans from Shareholders	$ 7,874
Total current liabilities	7,874
TOTAL LIABILITIES	7,874
STOCKHOLDERS' EQUITY	
Capital stock	1,500
Retained earnings	-
TOTAL STOCKHOLDERS' EQUITY	1,500
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,374

See Accountant's Review Report and Accompanying Notes to Financial Statements

DUN RITE GAMES, INC.
Mountain View, Arkansas

STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDING DECEMBER 31, 2017

	2017
NET SALES	$ -
COST OF SALES	-
GROSS PROFIT	-
OPERATING EXPENSES	-
OPERATING INCOME (Loss)	-
NET INCOME	-
RETAINED EARNINGS, BEGINNING	-
RETAINED EARNINGS, ENDING	$ -

See Accountant's Review Report and Accompanying Notes to Financial Statements

DUN RITE GAMES, INC.
Mountain View, Arkansas

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

	2017
CASH FLOWS FROM OPERATIONS:	
Net income	$ -
TOTAL CASH FLOWS - OPERATIONS	-
CASH FLOWS FROM INVESTING:	
Purchase and construction of property and equipment	(8,215)
Purchase of organizational costs	(1,159)
TOTAL CASH FLOWS - INVESTING	(9,374)
CASH FLOWS FROM FINANCING:	
Capital contributions - net	1,500
Loan from Sharholder	7,874
TOTAL CASH FLOWS - FINANCING	9,374
NET CASH FLOWS	-
BEGINNING CASH BALANCE	-
ENDING CASH BALANCE	$ -

See Accountant's Review Report and Accompanying Notes to Financial Statements

4

Dun Rite Games, Inc.
Mountain View, Arkansas

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Dun Rite Games, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representation of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Operations
The Company was incorporated in the State of Delaware in 2017. The Company designs video games and mobile applications for purchase. The Company will also offer gaming subscription packages to generate revenue.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all investments in money markets and other highly liquid financial instruments purchased with an original maturity of three months or less to be cash or cash equivalents. The Company will maintain its cash and cash equivalent in bank deposits.

Accounting Method
The Company maintains it financial records on the cash basis of accounting for internal financial statement reporting purposes and for tax reporting purposes. For purposes of these financial statements, the company has made all adjustments necessary in order to prepare these financial statements on an accrual basis.

Equipment
Equipment is stated at cost. Repairs and maintenance are expensed as incurred. Depreciation will be computed using straight-line and accelerated depreciation methods.

The estimated useful lives of property and equipment for purposes of computing depreciation are:

Property and equipment	5-9 years

Revenue recognition
Revenue when generated will be primarily by sales of video games, mobile applications and subscriptions. Revenue recognition policy is in the development stages.

Dun Rite Games, Inc.
Mountain View, Arkansas

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 1 – Summary of Significant Accounting Policies - Continued

Income Taxes
The Company, with the consent of its members, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the members of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Note 2 – Cash

Deposits will be in local financial institutions and will be carried at cost. The carrying amount of deposits will be separately displayed on the Statement of Financial Position as "Cash". The is no bank balance at December 31, 2017.

CUSTODIAL CREDIT RISK
The Company will maintain its cash in bank deposit accounts or insured cash sweep accounts, which allows for deposits to be allocated to several FDIC insured institutions thereby never exceeding the federally insured limits. The Company has not experienced any losses in such accounts.

Note 3 – Fixed Assets

The Company has no Property and Equipment as of December 31, 2017, but expects to acquire such assets in coming years. The Company did incur startup costs during 2017, amounting to $1,159, which will be amortized starting in the next fiscal year. The Company also has construction in progress for the design and development of their product, amounting to $8,215, which will be depreciated upon completion of the product.

Note 4 – Notes Payable

The Company has no outstanding long term debts as of December 31, 2017.

Note 5 – Subsequent Events

Management has evaluated subsequent events through June 13, 2018, the date the financial statements were available to be issued.

Between April 12, 2018 and April 24, 2018, the Company received money from investors totaling $160,000 as Unsecure Convertible Promissory Notes. The principal balance of these notes outstanding from time to time shall bear simple interest at the rate of 8.0% per annum through the payment or conversion of in full. These notes hold a 2-year maturity date with certain cap valuation if notes are converted to stock.

As of June 13, 2018, the Company has verbal agreements with investors to receive additional Unsecure Convertible Promissory Notes totaling $470,000, which is waiting signed approval.